Exhibit 99.17

UBS Limited 1 Finsbury Avenue London, EC2M 2PP Tel. +44-20-7567 8000 Investment Banking Department www.ubs.com

Strictly confidential

The Board of Directors

AO VimpelCom

Krasnoproletarskaya str., 4

Moscow 127006

Russian Federation

3 October 2009

Dear Members of the Board:

We understand that the Board of AO VimpelCom, a Russian corporation (“VimpelCom” or the “Company”), has been asked to consider, and express publicly a view in support of, a transaction pursuant to the terms of the draft Share Exchange Agreement dated 3 October 2009 (the “Agreement”) between and among “the Alfa Parties” and “the Telenor Parties” (each as defined therein and collectively referred to as “the Parties”), whereby the Parties will procure that a new entity be incorporated (“Newco”) and that Newco will: (A) make the following offers (collectively, the “VimpelCom Exchange Offers”) (i) through a voluntary tender offer in Russia, to all holders of VimpelCom Common Shares, twenty (20) Newco Common DRs in exchange for each VimpelCom Common Share; (ii) through a voluntary tender offer in Russia, to all holders of VimpelCom Preferred Shares, twenty (20) Newco Preferred DRs in exchange for each VimpelCom Preferred Share; (iii) through an exchange offer in the United States, to all holders of VimpelCom ADRs, one (1) Newco Common DR in exchange for each VimpelCom ADR; (iv) through an exchange offer in the United States, to all holders of VimpelCom Common Shares, twenty (20) Newco Common DRs in exchange for each VimpelCom Common Share; and (v) through an exchange offer in the United States, to all holders of VimpelCom Preferred Shares, twenty (20) Newco Preferred DRs in exchange for each VimpelCom Preferred Share; and (B) subject to satisfaction of the conditions precedent to the VimpelCom Exchange Offers, acquire all of the shares in Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”), in exchange for 301,653,080 Newco shares (which, together with the VimpelCom Exchange Offers, is the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement. We note that VimpelCom is not a party to the Agreements (as defined below). All of the capitalized terms used, but not otherwise defined, in this paragraph have the meaning ascribed to them in the Agreement. The “Exchange Ratio” is the ratio of the aggregate number of Newco Common DRs issued to the holders of VimpelCom Common Shares and VimpelCom ADRs (1,025,620,440) to the aggregate number of Newco Common DRs issued to the holders of shares in Kyivstar (301,653,080), this being 3.4:1.

UBS Investment Bank is a business group of UBS AG

UBS Limited is a subsidiary of UBS AG

UBS Limited is incorporated as a limited liability company in England & Wales Registered Address: 1 Finsbury Avenue, London EC2M 2PP Company Number:

2035362

UBS Limited is a member of the London Stock Exchange

STRICTLY CONFIDENTIAL
3 October 2009

You have requested our opinion as to the fairness, from a financial point of view, to holders of VimpelCom Common Shares (excluding the Alfa Parties and their affiliates (“Alfa”) and the Telenor Parties and their affiliates (“Telenor”)) of the Exchange Ratio resulting from the Transaction. In connection with each of the VimpelCom Exchange Offers described in (A) above, we have been advised by the Company that Newco will offer as an alternative to the consideration described above a cash amount equal to the nominal value of a VimpelCom Common Share or VimpelCom ADR as the case may be. We have not been asked to, nor do we, offer any opinion as to the fairness of this cash alternative.

UBS Limited (“UBS”) is acting as financial adviser to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and any subsequent opinion, and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including (i) having acted as financial adviser to the Company in the recent acquisitions of Golden Telecom, Inc., ZAO ArmenTel and Closed Joint Stock Company “Corporation Severnaya Korona”; and (ii) having acted in relation to several bond issues for ABH Financial Ltd and its affiliates (Alfa Bank). In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of VimpelCom, Alfa and Telenor and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by a committee authorised by UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Board of the Company to support the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Agreements or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to the value of the Newco Common DRs or the Newco Preferred DRs when issued pursuant to the Transaction or the prices at which VimpelCom Common Shares, VimpelCom ADRs or Newco Common DRs will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreements will not differ in any material respect from the drafts that we have reviewed; (ii) the parties to the Agreements will comply with all material terms of the Agreements; and (iii) the Transaction will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Newco, Kyivstar or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to VimpelCom and Kyivstar; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Kyivstar that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of Kyivstar, as adjusted by the Company, that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of VimpelCom that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of VimpelCom and Kyivstar concerning the business and financial prospects of VimpelCom and Kyivstar; (vi) reviewed publicly available financial and stock market data with respect to certain other companies that are generally in the industry in which

STRICTLY CONFIDENTIAL
3 October 2009

the Company and Kyivstar operate; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of VimpelCom Common Shares and VimpelCom ADRs; (ix) reviewed the Agreement and drafts of certain other ancillary agreements (together the “Agreements”); and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Kyivstar or Newco, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, Kyivstar and such synergies. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. Although developments and events occurring after the date hereof may affect the information we reviewed in connection with this opinion and the assumptions used in preparing it, we assume no obligation to update or revise this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio resulting from the Transaction is fair, from a financial point of view, to holders of VimpelCom Common Shares (excluding Alfa and Telenor).

This opinion is provided to the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

UBS LIMITED

/s/ UBS Limited